Algonquin Power & Utilities Corp. Completes Sale of Ownership Stake in Chilean Utility
Transaction advances portfolio simplification and supports capital deployment priorities
OAKVILLE, Ontario, October 30, 2026 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) ("AQN", "Algonquin" or the "Company") today announced that it has completed the previously announced sale of its approximately 64% ownership interest in Chilean water utility Suralis S.A. ("Suralis") to a fund managed by Toesca S.A. Administradora General de Fondos ("Toesca"). The transaction was originally announced on August 28, 2026. The transaction resulted in total proceeds of approximately $126.4 million, plus an earnout opportunity of up to $1.5 million.
“This transaction represents another important step in simplifying our portfolio and sharpening our focus on our core regulated utility businesses,” said Rod West, Chief Executive Officer of Algonquin. “Our approach to portfolio decisions remains disciplined and deliberate, with a focus on strengthening the regulated platform and supporting compelling long-term value for our stakeholders. We are grateful to the Suralis team for their commitment to customers and the communities they serve.”
Proceeds from the transaction are expected to be used for debt paydown and to facilitate capital recycling into the Company’s capital plan for 2026-2028.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty Utilities Co., is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will", "expects", “would”, "believes", "estimates", "targets", "forecast", "outlook", "guidance", "projected" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the expected proceeds of the sale, the earnout opportunity, and the expected use of proceeds from the transaction. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion & Analysis, each for the year ended December 31, 2025, and Management Discussion & Analysis for the three and six months ended June 30, 2026, each of which is or will be available on SEDAR+ and EDGAR.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
Contacts
Investor Inquiries:
Brian Chin - Vice President, Investor Relations
Amanda Bersing – Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500